Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated November 21, 2018, and the Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser, BBX Intermediate, Parent or AGC Networks (each as defined below).

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Black Box Corporation

at

$1.08 Net Per Share

by

Host Merger Sub Inc.,

a wholly owned subsidiary of

BBX Inc.,

a wholly owned subsidiary of

BBX Main Inc.,

a wholly owned subsidiary of

AGC Networks Pte Ltd.

Host Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BBX Inc., a Delaware corporation (“BBX Intermediate”), a wholly owned subsidiary of BBX Main Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of AGC Networks Pte Ltd., a company organized under the laws of Singapore (“AGC Networks”), is offering to purchase any and all issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Black Box Corporation, a Delaware corporation (“Black Box”), at a price of $1.08 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 19, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The purpose of the Offer is for BBX Intermediate, indirectly through Purchaser, to acquire control of, and the entire equity interest in, Black Box. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of November 11, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Black Box, BBX Intermediate, Parent, Purchaser and AGC Networks. The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Black Box, with Black Box continuing as the surviving corporation. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Black Box or by Parent, BBX Intermediate, Purchaser, AGC Networks (collectively, the “Parent Entities”) or any other of their respective subsidiaries, those Shares irrevocably accepted for purchase pursuant to the Offer and Shares held by stockholders who have properly and validly perfected appraisal rights in compliance in all respects with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) immediately prior to the Effective Time will as a result of the Merger, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to any applicable withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, Black Box will cease to be a publicly traded company and will become wholly owned by BBX Intermediate. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon the satisfaction or waiver of a number of other important conditions, including, among others: (i) there being validly tendered in the Offer and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received) that, together with any Shares then owned by the Parent Entities, or any of their respective subsidiaries, would represent at least a majority of all of the Shares then outstanding, (ii) the Merger Agreement not having been terminated in accordance with its terms, (iii) the Consent Agreement between Black Box and its lenders not having been terminated or having failed to become effective. The Offer is also subject to other conditions described in the Offer to Purchase.

The Black Box board of directors, at a meeting duly called and held, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interests of Black Box and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of the Merger Agreement, the performance by Black Box of its covenants and agreements contained therein and the consummation of the Transactions upon the terms and conditions contained in the Merger Agreement, and (iii) resolved to recommend acceptance of the Offer by Black Box’s stockholders upon the terms and subject to the conditions set forth in the Merger Agreement.

Subject to the provisions of the Merger Agreement, Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of Black Box, waive or modify certain conditions as described in Section 1—“Terms of the Offer” of the Offer to Purchase. Purchaser may be required (or, in some cases, may have the right) under the Merger Agreement to extend the Offer (i) for the minimum period required by any applicable law, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the NASDAQ Capital Market or their respective staff, or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as Purchaser and Black Box may mutually agree), if, at the time the Offer is scheduled to expire, any of the conditions to the Offer have not been satisfied or waived, until such time as all conditions to the Offer are satisfied or waived, except that without Black Box’s written consent, Purchaser may not extend the Offer beyond February 8, 2019.

Subject to the satisfaction or waiver of the conditions to the Merger and the Offer, after completion of the Offer, Purchaser will complete the Merger through the procedures available under Section 251(h) of the DGCL.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by American Stock Transfer & Trust Co., LLC, the paying agent and depositary for the Offer (the “Depositary”), of (i) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn on or prior to the Expiration Time as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made with the Depositary, which will act as paying agent for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares validly tendered pursuant to the Offer may be properly withdrawn at any time on or prior to the Expiration Time, and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be properly withdrawn at any time after January 20, 2019, which is the 60th day after the date of the commencement of the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended is contained in the Offer to Purchase and is incorporated herein by reference.

Black Box has provided Purchaser with Black Box’s list of stockholders and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase, Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the list of stockholders of Black Box and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on a list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the Letter of Transmittal and Black Box’s Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer filed with the SEC in connection with the Offer contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Okapi Partners LLC (the “Information Agent”) at the information set forth below. Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 869-0171

Email: info@okapipartners.com

November 21, 2018